[redacted]

09057219

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 38402

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MacArthur Strategies, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2 Park Plaza, Suite 1075
(No. and Street)

Irvine (City) California (State) 92614 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Brett Friedman, Friedman & Co., CPA's
(Name – *if individual, state last, first, middle name*)

5 Hutton Centre Drive (Address) Santa Ana (City), CA (State) 92707 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 11 2009
THOMSON REUTERS

SEC Mail Processing Section
FEB 23 2009
Washington, DC
111

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Paul Nicholson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MacArthur Strategies, Inc., as of February 9, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

President

Title

Notary Public

JYOTIKA RAJNI PATEL
COMM. # 1799773
NOTARY PUBLIC-CALIFORNIA
ORANGE COUNTY
MY COMM. EXP. JUNE 27, 2012

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Audited Financial Statements
and Supplemental Information

MACARTHUR STRATEGIES, INC.

Years ended December 31, 2008 and 2007
with Independent Auditor's Report

FRIEDMAN & COMPANY
Certified Public Accountants

Table of Contents

FRIEDMAN & COMPANY
CERTIFIED PUBLIC ACCOUNTANTS &
PROFESSIONAL BUSINESS CONSULTANTS

Registered Investment Advisor
5 Hutton Centre Dr., Ste. 1025, Santa Ana, CA 92707
(714) 850-1001 • Fax (714) 850-9177
e-mail: brettfriedman@att.net

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANT

To: Board of Directors
MacArthur Strategies, Inc.

We have audited the accompanying balance sheet of MacArthur Strategies, Inc. as of December 31, 2008 and 2007 and the related statements of operations, stockholder's equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of MacArthur Strategies, Inc. as of December 31, 2008 and 2007, and the results of its operations and its cash flows for the years then ended in conformity with generally accepted accounting principles.

Our examination was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on page 8 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in examination of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Santa Ana, California

February 2, 2009

MACARTHUR STRATEGIES, INC.
BALANCE SHEET
as of December 31, 2008

	Balance as of 12/31/2008	Balance as of 12/31/2007
ASSETS		
Current Assets		
Cash in Banks	$ 55,005.28	$ 60,655.34
Marketable Securities	7,413.00	14,832.00
Employee Advance	23,500.00	0.00
Total Current Assets	85,918.28	75,487.34
Other Assets		
Deferred Taxes	0.00	1,427.00
Deposits	276.00	276.00
Total Other Assets	276.00	1,703.00
Total Assets	$ 86,194.28	$ 77,190.34

MACARTHUR STRATEGIES, INC.
BALANCE SHEET
as of December 31, 2008

	Balance as of 12/31/2008	Balance as of 12/31/2007
LIABILITIES AND STOCKHOLDER'S EQUITY		
Current Liabilities		
Accounts Payable	$ 2,500.00	$ 2,000.00
Payroll Taxes Payable	1,953.50	309.76
Income Taxes Payable	999.00	800.00
Total Current Liabilities	5,452.50	3,109.76
Stockholder's Equity		
Unrealized Gain (Loss) Marketable Securities	(687.00)	6,732.00
Common stock, no par value	0.00	0.00
authorized shares - 2,500	0.00	0.00
Paid in Capital	50,032.00	50,032.00
Retained Earnings	17,316.58	26,752.31
Net Income	14,080.20	(9,435.73)
Total Stockholder's Equity	80,741.78	74,080.58
Total Liabilities & Stockholder's Equity	$ 86,194.28	$ 77,190.34

See accompanying notes and accountants' report

MACARTHUR STRATEGIES, INC.
INCOME STATEMENT
for the period ended December 31, 2008

	Year to Date 2008	Year to Date 2007
Revenue		
Sales	$ 133,160.86	$ 204,604.16
Total Revenue	133,160.86	204,604.16
Operating Costs		
Selling Expenses	45,613.00	144,082.00
Administrative Expenses	71,041.66	70,584.89
Total Operating Costs	116,654.66	214,666.89
Operating Income	16,506.20	(10,062.73)
Provision for Income Taxes		
Income Taxes	2,426.00	(627.00)
Total Income Taxes	(2,426.00)	627.00
Net Income	$ 14,080.20	$(9,435.73)

See accompanying notes and accountants' report

MACARTHUR STRATEGIES, INC.
STATEMENT OF CASH FLOWS
for the period ended December 31, 2008

Cash flows from operating activities:	
Net Income	$ 14,080.20
Adjustments to reconcile net income to net cash provided by operating activities:	
Marketable Securities	0.00
Deposits	1,427.00
Prepaid Expenses	(23,500.00)
Accounts Payable	2,143.74
Income Taxes Payable	199.00
Net cash provided by operations	(5,650.06)
Cash flows from investing activities:	
Cash flows from financing activities:	
Net (decrease) in cash and equivalents	(5,650.06)
Cash and equivalents at beginning of period	60,655.34
Cash and equivalents at ending of period	$ 55,005.28

See accompanying notes and accountants' report

MACARTHUR STRATEGIES, INC.
STATEMENT FOR CHANGES IN STOCKHOLDER'S EQUITY
For the year ending December 31, 2008 and 2007

	Common Stock shares	Common Stock par value	Paid capital	Retained earnings	Total stock holder's equity
Balance at January 1, 2007	2500		$ 50,032	$ 26,752	$ 78,050
Unrealized gain					$ 5,466
Net loss 2007				(9,435)	(9,435)
Balance at December 31, 2007	2500		50,032	17,317	74,081
Unrealized loss					(7,419)
Net Income 2008				14,080	14,080
Balance at December 31, 2007	2500		$ 50,032	$ 31,397	$ 80,742

See accompanying notes and accountants' report.

MACARTHUR STRATEGIES, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2007

NOTE 1 - Summary of Significant Accounting Policies

This summary of significant accounting policies of, MacArthur Strategies, Inc. (the Company), is presented to assist in understanding the Company's financial statements. The financial statements are notes are representations of the Company management, who is responsible for their integrity and objectivity. These accounting policies conform to generally accepted accounting principles and have been consistently applied in preparation of the financial statements.

- Business Activity

MacArthur Strategies, Inc. (the Company), is a licensed broker dealer, and a member of the National Association of Securities Dealers and the Securities Investor Protection Corporation. The Company's only office is located in Irvine, Ca.

- Organization

The Company was formed on March 16, 1988 under the laws of the State of Nevada. It began business in the State of California on January 1, 1990.

- Income Taxes

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes due plus deferred taxes related primarily to differences between the bases of certain assets and liabilities for financial and tax reporting purposes. The deferred taxes, if any, represent the future tax return consequences of those differences.

Total income tax for the year ended December 31, 2008 is $2,426. This total consists of $800 of current State tax and $1,626 of current Federal tax.

- Revenue Recognition

The Company reports prepares its' financial statements using the accrual method of accounting as required by the NASD. Accounts receivable are recorded when income is earned, however, generally, the time lapse between income recording and cash receipts is no more then a few days.

- Certain Compensated Absences

The Company does not record as a current liability any amount owed for compensated absences. Any actual balance is immaterial. Actual costs are expensed as occurred.

- Concentration of Risk

The Company provides services for clients predominately located in southern California.

- Advertising

The Company expenses any and all advertising costs as incurred.

- Use of Estimates

While preparing financial statements in accordance with generally accepted accounting principles management may use estimates.

NOTE 2 – Net Capital Requirements

The company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1.5 to 1. As of December 31, 2008, the Company had net allowable capital of $55,612 and its ratio of indebtedness to net capital was .1 to 1.

SUPPLEMENTAL REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANT

To the Board of Directors and Stockholder
MacArthur Strategies, Incorporated

In planning and performing our audit of the consolidated financial statements and supplemental schedules of MacArthur Strategies, Inc. (the Company) for the year ended December 31, 2008, we considered its internal control, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computation of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exceptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements of prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The Management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraphs. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

SUPPLEMENTAL REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANT

Because of the inherent limitations in internal control or the practices and procedures referred to above, error and fraud may occur and not be detected. Also, projection of any evaluation of them in future periods is subject to risk that they may become inadequate because of changes in condition or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be a material weakness under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned function. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and the related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2008 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, The National Association of Securities Dealers and other regulatory agencies that rely on Rule 17a-5(g) under the Securities and Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than theses specified parties.

Friedman & Company, Certified Public Accountants
Santa Ana, CA

February 2, 2009

MACARTHUR STRATEGIES, INC.
COMPUTATION FOR DETERMINATION OF RESERVE REQUIRMENTS
AND INFORMATION RELATING TO POSSESSION AND CONTROL
REQUIREMENTS UNDER RULE 15C3-3
DECEMBER 31, 2008 AND 2007

MacArthur Strategies, Inc. relies on Section K(2)(i) of the Securities and Exchange Rule 15c3-3 to exempt the corporation from the provisions of these rules.

MACARTHUR STRATEGIES, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15C3-A OF
SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2008

	2008
Audited Equity Per Balance Sheet	$ 80,742
Haircut and Undue Concentration	(1,354)
Non-Allowable Assets	(23,776)
Net Capital	55,612
Minimum Capital Requirement	(5,000)
Excess Net Capital	$ 50,612

CALCULATION OF AGGREGATED INDEBTEDNESS TO NET CAPITAL

Ownership Equity as Calculated Above	$ 55,612
AGGREGATED INDEBTEDNESS:	
Payroll Taxes Payable	1,953
Income Taxes Payable	999
Accounts Payable	2,500
Total Indebtedness	5,452
RATIO OF AGGREGATED INDEBTEDNESS TO NET CAPITAL	0.10

RECONCILIATION WITH COMPANY'S COMPUTATION

Total Ownership Equity of Net Capital	$ 80,742
Haircut and Undue Concentration	(1,354)
Non Allowable Assets	(23,776)
Net Capital Per Audit Report	$ 55,612

RECONCILIATION TO FOCUS REPORT

Audit Adjustment to Deferred Taxes	998
Net Capital per Focus Report	$ 56,610

See accompanying notes and accountants' report.

END